Exhibit 99.2

MICROALGO INC.

FORM OF PROXY FOR ANNUAL GENERAL MEETING

To Be Held on November 29, 2024

I/We _____________________________________ [insert name] of ____________________________________ [insert address] being the registered holder of ____________________ [insert number] ordinary shares1, par value US$0.01 per share, of MicroAlgo Inc., (the “Company”) hereby appoint the Chairman (the “Chairman”)2 of the annual general meeting (the “Meeting”) of the Company as my/our proxy to attend and act for me/us at the Meeting to be held at our headquarters at [ ], at 9:00 p.m., Beijing time, on Friday, November 29, 2024, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, in his or her discretion.

THE BOARD RECOMMENDS THAT YOU VOTE FOR EACH PROPOSAL. PROPOSAL NO. 1:

To consider and vote upon an ordinary resolution that:

every 20 ordinary shares of the Company, of a nominal or par value of US$0.01 each (“Ordinary Shares”) in the Company’s issued and unissued share capital be consolidated into one ordinary share with a par value of US$0.2 (the “Share Consolidation”), such that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed

FROM US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each

TO US$2,000,000 divided into 10,000,000 shares of a nominal or par value of US$0.2 each (the “Consolidated Ordinary Shares”)

(the “Share Consolidation Proposal”)

No fractional shares shall be issued in connection with the Share Consolidation and in accordance with Article 9.2 of the Current M&A (as defined below) the Company’s transfer agent be authorized and instructed to aggregate all fractional share and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive fractions of a Consolidated Ordinary Share as a result of the Share Consolidation.

☐ FOR ☐ AGAINST ☐ ABSTAIN
PROPOSAL NO. 2:

To consider and vote upon an ordinary resolution that, conditional upon and effective immediately following the Share Consolidation, the authorized share capital of the Company be increased

FROM US$2,000,000 divided into 10,000,000 Consolidated Ordinary Shares of a nominal or par value of $0.2 each,

TO US$200,000,000 divided into 1,000,000,000 Consolidated Ordinary Shares of a nominal or par value of $0.2 each (“Share Capital Increase”), by the creation of an additional 990,000,000 Consolidated Ordinary Shares;

(the “Share Capital Increase Proposal”)

☐ FOR ☐ AGAINST ☐ ABSTAIN
PROPOSAL NO. 3:

To consider and vote upon a special resolution that the Company’s currently effective Amended and Restated Memorandum and Articles of Association (the “Current M&A”) be amended by the deletion of the existing Article 12.1 in its entirety and the substitution therefor with the following:

“Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. One or more Members who together hold not less than one third of the Shares entitled to vote at such meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.”

(the “Quorum Reduction Proposal”)

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL NO. 4:

To consider and vote upon a special resolution that the Current M&A be amended by the deletion of the existing Article 15.6 in its entirety and the substitution therefor with the following:

“An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the board of directors.”

(the “Term Limit Proposal”)

☐ FOR ☐ AGAINST ☐ ABSTAIN
PROPOSAL NO. 5:

To consider and vote upon a special resolution that:

Conditional upon and effective immediately following the Share Consolidation and the Share Capital Increase, the authorized share capital of the Company be changed to create a dual-class share structure (the “Dual-Class Structure”) by

a) re-designating 800,000,000 authorized Consolidated Ordinary Shares (including all the issued and outstanding Consolidated Ordinary Shares) into class A ordinary shares of a nominal or par value of US$0.2 par value each (the “Class A Ordinary Shares”), and each Class A Ordinary Share shall be entitled to one (1) vote per Class A Ordinary Share; and

b) re-designating 200,000,000 authorized but unissued Consolidated Ordinary Shares into class B ordinary shares of a nominal or par value of US$0.2 each (the “Class B Ordinary Shares”), and each Class B Ordinary Share shall be entitled to 20 votes per Class B Ordinary Share

(the “Variation of Share Capital”),

such that immediately following the Variation of Share Capital, the authorized share capital of the Company shall be changed

FROM US$200,000,000 divided into 1,000,000,000 Consolidated Ordinary Shares

TO US$200,000,000 divided into 800,000,000 Class A Ordinary Shares, and 200,000,000 Class B Ordinary Shares;

And

Conditional upon and effective immediately following the Variation of Share Capital, the Current M&A be amended and restated by the deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company to, among other amendments, reflect the adoption of the Dual-Class Structure and the Variation of Share Capital.

(the “Dual-Class Structure Proposal”)

☐ FOR ☐ AGAINST ☐ ABSTAIN
PROPOSAL NO. 6:

To adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals 1 – 6.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Dated ___________________ 2024	Signature(s)[4]

1.	Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all the Shares in the Company registered in your name(s).

2.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

i.	If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.	The Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Chairman of the Meeting as proxy holder will vote all resolutions in accordance with the recommendation of the Board.

4.	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.

5.	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this Form of Proxy in accordance with these instructions. If you are a registered shareholder, your proxy card, to be valid, must be completed, signed and returned in the envelope provided so that it is received no later than November 27, 2024, at 5:00 p.m Eastern Time.